Exhibit (n)
Consent of Independent Registered Public Accounting Firm
We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” in the Prospectus, dated March 9, 2026, included in this Pre-Effective Amendment No. 6 to the Registration Statement (Form N-2), of Pershing Square USA, Ltd. (the “Registration Statement”).
We also consent to the use of our report dated October 28, 2025, with respect to the financial statements of Pershing Square USA, Ltd. as of September 30, 2025 and for the period from January 1, 2025 to September 30, 2025, the year ended December 31, 2024, and the period from November 28, 2023 (inception) to December 31, 2023, included in this Registration Statement, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
New York, NY
March 9, 2026